PROSPECTUS SUPPLEMENT

(To Prospectus dated March 18, 2005)

1,532,467 Shares

Common Stock

We are offering all of the 1,532,467 shares of common stock offered by this prospectus supplement.

Our common stock is quoted on the Nasdaq National Market under the symbol “PGNX.” On June 9, 2005, the last reported sales price of our common stock on the Nasdaq National Market was $20.48 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$19.25	$29,499,990

Underwriting discounts and commissions	$0.62	$950,130

Proceeds, before expenses, to us	$18.63	$28,549,860

The underwriter is offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about June 15, 2005.

UBS Investment Bank

The date of this prospectus supplement is June 10, 2005.

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You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained or incorporated by reference in this prospectus supplement or the accompanying prospectus. Neither the delivery of this prospectus supplement nor the sale of common stock means that information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct after the date of this prospectus supplement. These documents are not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstance under which the offer or solicitation is unlawful.

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PROSPECTUS SUPPLEMENT SUMMARY

     This summary does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus supplement and the accompanying prospectus carefully, including information under the caption “Risk Factors,” as well as the financial statements and the other information incorporated by reference in this prospectus supplement and the accompanying prospectus, before making an investment decision. Unless the context requires otherwise, the words “Progenics,” “we,” “company,” “us” and “our” refer to Progenics Pharmaceuticals, Inc.

BUSINESS OVERVIEW

     Progenics Pharmaceuticals, Inc. is a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products to treat the unmet medical needs of patients with debilitating conditions and life-threatening diseases. Our principal programs are directed toward symptom management and supportive care and the treatment of HIV infection and cancer. We have five product candidates in clinical development and several others in preclinical development.

     Our product candidate in the area of symptom management and supportive care is methylnaltrexone (“MNTX”), a compound in pivotal phase 3 clinical testing. A pivotal clinical trial is one that is designed to produce results sufficient to support marketing approval. MNTX is designed to reverse the side effects of opioid pain medications while maintaining pain relief, an important need not currently met by any approved drugs. We are also developing MNTX for the management of post-operative bowel dysfunction caused by endogenous, or naturally occurring, opioids. We are conducting a broad clinical development program for MNTX in three different settings, using a different dosage form in each setting: a subcutaneous dosage form for patients with advanced medical illness; an intravenous dosage form for patients with post-operative bowel dysfunction; and an oral dosage form for patients with chronic pain. The status of our MNTX program in each of these settings is summarized below.

•	We are studying MNTX in two pivotal, phase 3 clinical trials for the treatment of opioid-induced constipation in patients with advanced medical illness (“AMI”). Constipation is a serious medical problem for patients with terminal illnesses who are being treated with opioid pain-relief medications. In a phase 3 clinical trial in this indication completed in late 2004, MNTX induced laxation (a bowel movement) within four hours at more than four times the rate of placebo. Preliminary safety data from this trial showed that MNTX was generally well tolerated. We expect to complete enrollment of our second phase 3 trial in the summer of 2005. If the results of these two clinical studies are sufficiently compelling, we could submit to the U.S. Food and Drug Administration (“FDA”) a New Drug Application (“NDA”) seeking marketing approval for MNTX in AMI between late December 2005 and March 2006. We expect that it would take at least six months for the FDA to act on our application.

•	We have completed a phase 2 clinical trial of MNTX in the management of post-operative bowel dysfunction, an impairment of the gastrointestinal tract that frequently occurs in patients after abdominal and other major surgeries. We plan to meet with the FDA in 2005 to discuss designing a phase 3 clinical program.

•	We have conducted phase 1 clinical studies of oral MNTX in healthy volunteers. We plan to initiate in 2005 a phase 2 clinical trial of MNTX for the relief of opioid-induced constipation in chronic pain patients, including those suffering from headaches, joint pain, lower-back pain, sickle-cell disease, muscle pain and other disorders.

     We are seeking to establish a strategic collaboration with one or more pharmaceutical companies to support our development and commercialization efforts for MNTX. While we are engaged in discussions with several potential collaborators, these discussions might not be concluded successfully.

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     In the area of HIV infection, we are developing viral entry inhibitors, which are molecules designed to inhibit the virus’ ability to enter certain types of immune system cells. HIV is the virus that causes AIDS. We are conducting a phase 1 study in healthy volunteers of PRO 140, a monoclonal antibody designed to target the HIV co-receptor CCR5. Receptors and co-receptors are structures on the surface of a cell to which a virus must bind in order to infect the cell. We expect to complete enrollment of the phase 1 study of PRO 140 in mid-2005. We have open for enrollment a multi-dose phase 2 clinical trial of PRO 542, a genetically engineered molecule designed to neutralize HIV. We plan to make a decision in the second half of 2005 regarding the ongoing feasibility of our PRO 542 HIV program after reviewing then-available data from the phase 2 clinical trial in the context of data regarding PRO 140, which targets the same disease.

     In addition, we are developing immunotherapies for prostate cancer, including monoclonal antibodies directed against prostate specific membrane antigen (“PSMA”), a protein found on the surface of prostate cancer cells. We are also developing vaccines designed to stimulate an immune response to PSMA. Our PSMA programs are conducted through PSMA Development Company LLC, our joint venture with Cytogen Corporation (the “JV”). We are also studying a cancer vaccine, GMK, in phase 3 clinical trials for the treatment of malignant melanoma.

     We have an active business development function to seek out promising new products and technologies around which to build new development programs or enhance existing programs. Our in-licensing strategy has been the basis for our clinical development programs for MNTX, novel HIV therapeutics and cancer immunotherapies. Except with respect to our development programs targeting PSMA, which are being conducted through our joint venture with Cytogen, we own the worldwide commercialization rights to each of our product candidates.

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The following table summarizes the current status of our principal development programs and product candidates:

Program/Product Candidates	Indication/Use	Status (1)

Symptom Management and Supportive Care
MNTX	Treatment of opioid-induced constipation in patients with advanced medical illness	Phase 3
	Management of post-operative bowel dysfunction	Phase 2
	Treatment of opioid-induced constipation in patients with chronic pain	Phase 1
HIV
PRO 542	HIV therapy	Phase 2
PRO 140	HIV therapy	Phase 1
ProVax	HIV vaccine	Research
Prostate Cancer
PSMA (2):
Recombinant protein vaccine	Immunotherapy for prostate cancer	Phase 1
Viral-vector vaccine	Immunotherapy for prostate cancer	Preclinical
Monoclonal antibody	Immunotherapy for prostate cancer	Preclinical
Other
GMK vaccine	Immunotherapy for melanoma	Phase 3
Hepatitis C therapeutic	Therapy for hepatitis C virus infection	Research

(1)	“Research” means initial research related to specific molecular targets, synthesis of new chemical entities, assay development or screening for the identification of lead compounds.

“Preclinical” means that a lead compound is undergoing toxicology, formulation and other testing in preparation for clinical trials.

Phase 1-3 clinical trials are safety and efficacy tests in humans as follows:

“Phase 1”: Evaluation of safety.

“Phase 2”: Evaluation of safety, dosing and activity or efficacy.

“Phase 3”: Larger scale evaluation of safety and efficacy.

(2)	Programs conducted through PSMA Development Company LLC, our joint venture with Cytogen Corporation. See “Risk Factors–Disputes with Cytogen could delay or halt our PSMA programs.”

     None of our product candidates has received marketing approval from the FDA or any other regulatory authority, and we have not yet received any revenue from the sale of any of our product candidates. We must receive marketing approval before we can commercialize any of our product candidates. The actual timing of events can vary dramatically relative to the expected timing described in this prospectus supplement summary due to a variety of factors. See “Risk Factors–Our clinical trials could take longer than we expect.”

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THE OFFERING

Common stock we are offering	1,532,467 shares

Common stock to be outstanding immediately following this offering	21,139,388 shares

Nasdaq National Market symbol	PGNX

Use of proceeds	We estimate that the net proceeds from this offering after deducting expenses will be approximately $28.5 million. We anticipate using the net proceeds to fund clinical trials of MNTX, to fund clinical trials of other product candidates and for other research and development purposes. See “Use of Proceeds.”

Risk Factors	Investing in our common stock involves a high degree of risk. Before buying any shares, you should read the discussion of material risks of investing in our common stock under the heading “Risk Factors” beginning on page S-6 of this prospectus supplement.

     The number of shares of common stock to be outstanding after this offering is based on 19,606,921 shares outstanding as of June 6, 2005 and excludes, as of that date:

•	4,522,203 shares of common stock issuable upon exercise of stock options outstanding at a weighted average exercise price of $12.81 per share; and

•	2,719,777 additional shares of common stock authorized for issuance under our equity incentive and employee stock purchase plans.

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SUMMARY FINANCIAL DATA

     The table below presents summary statement of operations and balance sheet data. The summary financial data for each of the three years ended December 31, 2002 through December 31, 2004 are derived from our audited financial statements for those periods. We derived the summary financial data as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 from our unaudited financial statements, which are incorporated by reference. The unaudited financial statement data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the three months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ended December 31, 2005. This information is only a summary. You should read it in conjunction with our historical financial statements and related notes incorporated by reference into this prospectus supplement and the accompanying prospectus on file with the SEC. For more details on how you can obtain our SEC reports and other information, you should read the section of this prospectus supplement entitled “Where You Can Find More Information.” The pro forma balance sheet data gives effect to the issuance and sale of 2,000,000 shares of our common stock in an underwritten public offering in April 2005 and the receipt of $29.4 million of net proceeds therefrom, after deducting the underwriting discounts and offering expenses payable by us. The pro forma as adjusted balance sheet data gives further effect to the sale of 1,532,467 shares of our common stock in this offering after deducting the underwriting discounts and estimated offering expenses payable by us.

	Year ended December 31,			Three months ended March 31,

	2002	2003	2004	2004	2005

Statement of Operations Data:	(in thousands, except per share data)
Revenues:
Contract research and development, joint venture	$5,298	$2,486	$2,008	$557	$440
Contract research and development, other	194
Research grants and contracts	4,544	4,826	7,483	1,186	2,145
Product sales	49	149	85	5	4

Total revenues	10,085	7,461	9,576	1,748	2,589

Expenses:
Research and development	23,761	27,241	36,063	8,374	12,099
General and administrative	6,484	8,029	12,580	2,815	3,143
Loss in joint venture	2,886	2,525	2,134	675	205
Depreciation and amortization	1,049	1,273	1,566	326	482

Total expenses	34,180	39,068	52,343	12,190	15,929

Operating loss	(24,095)	(31,607)	(42,767)	(10,442)	(13,340)
Other income (expense):
Interest income	1,708	625	780	217	146
Interest expense	(2)	(4)
Loss on sale of marketable securities			(31)
Payment from insurance settlement	1,600

Total other income	3,306	621	749	217	146

Net loss	$(20,789)	$(30,986)	$(42,018)	$(10,225)	$(13,194)

Per share amounts on net loss:
Basic and diluted	$(1.66)	$(2.32)	$(2.48)	$(0.61)	$(0.76)

	March 31, 2005

	Actual	Pro Forma	Pro Forma As Adjusted

Balance Sheet Data:	(in thousands)
Cash, cash equivalents and marketable securities	$23,632	$53,038	$81,513
Working capital	15,835	45,241	73,716
Total assets	31,282	60,688	89,163
Total stockholders’ equity	21,784	51,190	79,665

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RISK FACTORS

     Investing in our common stock involves a high degree of risk. In addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, you should carefully consider the risks described below before purchasing our common stock. If any of the following risks actually occurs, our business could be materially harmed, and our financial condition and results of operations could be materially and adversely affected. As a result, the trading price of our common stock could decline, and you might lose all or part of your investment.

Our product development programs are inherently risky.

     We are subject to the risks of failure inherent in the development of product candidates based on new technologies. Our MNTX product candidate, which is designed to reverse certain side effects induced by opioids, is based on a novel method of action that has not yet been proven to be safe or effective. No drug with MNTX’s method of action has ever received marketing approval. Additionally, some of our HIV product candidates are designed to be effective by blocking viral entry, and our GMK product candidate is designed to be a therapeutic cancer vaccine. To our knowledge, no drug designed to treat HIV infection by blocking viral entry (with one exception) and no cancer therapeutic vaccine has been approved for marketing in the U.S. Our other research and development programs, and those conducted through our joint venture with Cytogen, involve similarly novel approaches to human therapeutics. Consequently, there is little precedent for the successful commercialization of products based on our technologies. There are a number of technological challenges that we must overcome to complete most of our development efforts. We may not be able to develop successfully any of our products.

If testing does not yield successful results, our products will not be approved.

     We will need to obtain regulatory approval before we can market our product candidates. To obtain marketing approval from regulatory authorities, we or our collaborators must demonstrate a product’s safety and efficacy through extensive preclinical and clinical testing. Numerous adverse events may arise during, or as a result of, the testing process, including the following:

•	the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

•	potential products may not have the desired efficacy or may have undesirable side effects or other characteristics that preclude marketing approval or limit commercial use if approved;

•	after reviewing test results, we or our collaborators may abandon projects which we previously believed to be promising; and

•	we, our collaborators or regulators may suspend or terminate clinical trials if we or they believe that the participating subjects or patients are being exposed to unacceptable health risks.

     Clinical testing is very expensive and can take many years. Results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials. Moreover, many of our products, such as PRO 140 and the PSMA product candidates, are at an early stage of development. The successful commercialization of early stage products will require significant further research, development, testing, approvals by regulators and additional investment. Our products in the research or preclinical development stage may not yield results that would permit or justify clinical testing. Our failure to adequately demonstrate the safety and efficacy of a product under development would delay or prevent marketing approval of the product, which could adversely affect our operating results and credibility.

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A setback in our clinical development programs could adversely affect us.

     We have several ongoing late-stage clinical trials. We have completed a pivotal phase 3 clinical trial of MNTX for the treatment of opioid-induced constipation in patients with advanced medical illness, and another pivotal study of MNTX for this indication is ongoing. It is likely that we will need to successfully complete both of these trials in order to obtain approval of the FDA to market MNTX. We also have completed a phase 2 clinical trial of intravenous MNTX in patients at risk for post-operative bowel dysfunction and intend to conduct additional clinical trials of oral MNTX in chronic pain patients who experience opioid-induced constipation. If the results of any of these ongoing trials are not satisfactory, or if we encounter problems enrolling patients, clinical trial supply issues or other difficulties, our entire MNTX development program could be adversely affected, resulting in delays in commencing or completing clinical trials or in making our regulatory filing for marketing approval. The need to conduct additional clinical trials or significant revisions to our clinical development plan would lead to delays in our filing for the regulatory approvals necessary to market MNTX. Since MNTX is our most clinically advanced product, a setback of this nature would have a material adverse effect on our stock price and business.

     We also have two ongoing pivotal phase 3 clinical trials for GMK. In May 2000, our collaborating research cooperative group in one of these trials, ECOG, recommended to clinical investigators participating in the trial that they discontinue administering GMK, and as a result that trial did not complete patient dosing as contemplated by the initial trial protocol. A second phase 3 trial for GMK was initiated in May 2001, and at present we do not expect to reach the full enrollment of 1,300 patients until the second half of 2005 and expect to assess the recurrence of cancer and overall survival of the study patients over the next several years. If the results of either of the GMK trials are not satisfactory, we may need to conduct additional clinical trials or abandon our GMK program.

     We have open for enrollment a multi-dose phase 2 clinical trial of PRO 542, a genetically engineered molecule designed to neutralize HIV. We plan to make a decision in the second half of 2005 regarding the ongoing feasibility of our PRO 542 program after reviewing the then-available data from the phase 2 clinical trial in the context of data regarding PRO 140, which targets the same disease.

     Additionally, if the results of our phase 1 study with PRO 140 or the preclinical and clinical studies involving the PSMA vaccine and antibody candidates are not satisfactory, we would need to reconfigure our clinical trial programs to conduct additional trials or abandon the program involved.

We have a history of operating losses, and we may never be profitable.

     We have incurred substantial losses since our inception. As of March 31, 2005, we had an accumulated deficit of approximately $132.5 million. We have derived no significant revenues from product sales or royalties. We do not expect to achieve significant product sales or royalty revenue for a number of years, if ever, other than potential revenues from MNTX, which could occur as early as late 2006. We expect to incur additional operating losses in the future, which could increase significantly as we expand our clinical trial programs and other product development efforts.

     Our ability to achieve and sustain profitability is dependent in part on obtaining regulatory approval to market our products and then commercializing, either alone or with others, our products. We may not be able to develop and commercialize products. Moreover, our operations may not be profitable even if any of our products under development are commercialized.

We are likely to need additional financing, but our access to capital funding is uncertain.

     As of March 31, 2005, we had cash, cash equivalents and marketable securities, including non-current portion, totaling $23.6 million. During the quarter then ended, we had a net loss of $13.2 million and used cash in operating activities of $10.0 million. On April 6, 2005, we received net proceeds of $29.4 million

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from the sale of 2.0 million shares of our common stock. We anticipate significant increases in expenditures as we continue to expand our research and development activities, particularly in our MNTX programs. Consequently, we will need substantial additional funds to conduct product development activities. We intend to seek additional external funding, most likely through collaborative agreements, or other license or sale transactions, with one or more pharmaceutical companies regarding MNTX or other products, through the issuance and sale of securities or through additional government grants or contracts. We cannot predict with any certainty when we will need additional funds or how much we will need or if additional funds will be available to us. Our need for future funding will depend on numerous factors, many of which are outside our control.

     Our access to capital funding is uncertain. We do not have committed external sources of funding for most of our drug development projects, and we may not be able to obtain additional funds on acceptable terms, or at all. We have the ability to make cost-saving changes in our operations in the event that we are unable to secure additional funding in the near term. Such changes would include focusing our resources on our late-stage MNTX program, which we believe has the greatest likelihood of generating near-term cash flows, and reducing or eliminating funding to some or all of our other product development programs. There are other cost-containment initiatives that we could implement. These steps would likely adversely impact our prospects for product commercialization and, consequently, our prospects for product sales and profitability. We might also need to sell or license our product candidates or other technologies on terms that are not favorable to us, which could also adversely affect our prospects for profitability. Our inability to raise additional capital on terms reasonably acceptable to us would seriously jeopardize the future success of our business.

     If we raise funds by issuing and selling securities, it may be on terms that are not favorable to our existing stockholders. If we raise additional funds by selling equity securities, our current stockholders will be diluted, and new investors could have rights superior to our existing stockholders. If we raise funds by selling debt securities, we could be subject to restrictive covenants and significant repayment obligations.

Our clinical trials could take longer than we expect.

     Although for planning purposes we forecast the commencement and completion of clinical trials, and have included or incorporated by reference many of those forecasts in this prospectus supplement and in other public disclosures, the actual timing of these events can vary dramatically. For example, we have experienced delays in our MNTX clinical development program as a result of slower than anticipated patient enrollment. These delays may recur. Our second phase 3 clinical trial of MNTX is being conducted in the hospice setting, where historically there have been limited resources, infrastructure and experienced personnel available to conduct such studies, which can lead to delays. Delays can also be caused by, among other things,

•	deaths or other adverse medical events involving patients or subjects in our clinical trials;

•	regulatory or patent issues;

•	interim or final results of ongoing clinical trials;

•	failure to enroll clinical sites as expected;

•	scheduling conflicts with participating clinicians and clinical institutions; and

•	manufacturing problems.

     In addition, we may need to delay or suspend our clinical trials if we are unable to obtain additional funding when needed. Also, our clinical programs involving our joint venture with Cytogen could be delayed by disagreements between Cytogen and us concerning funding development programs or other matters. For example, until recently the joint venture had no approved 2005 budget or work plan because we and Cytogen had not reached agreement with respect to a number of matters relating to the joint

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venture. In June 2005, we and Cytogen approved a work plan and budget for 2005. Clinical trials involving our product candidates may not commence or be completed as forecasted.

     Moreover, we have limited experience in conducting clinical trials, and we rely on others to conduct, supervise or monitor some or all aspects of some of our clinical trials. In addition, certain clinical trials for our products may be conducted by government-sponsored agencies, and consequently will be dependent on governmental participation and funding. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own.

     As a result of these and other factors, our clinical trials may not commence or be completed as we expect or may not be conducted successfully, in which event investors’ confidence in our ability to develop products may be impaired and our stock price may decline.

We are subject to extensive regulation, which can be costly and time consuming and can subject us to unanticipated fines and delays.

     We and our products are subject to comprehensive regulation by the FDA in the U.S. and by comparable authorities in other countries. These national agencies and other federal, state and local entities regulate, among other things, the preclinical and clinical testing, safety, approval, manufacture, labeling, marketing, export, storage, recordkeeping, advertising and promotion of pharmaceutical products. If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be subject to forced removal of a product from the market, product seizure, civil and criminal penalties and other adverse consequences.

We do not yet have, and may never obtain, the regulatory approvals we need to market our products.

     None of our products has been approved by applicable regulatory authorities for marketing. The process of obtaining FDA and foreign regulatory approvals often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. We have had only limited experience in filing and pursuing applications and other submissions necessary to gain marketing approvals. We may not obtain marketing approval from the FDA or any other regulatory authority for any of our products under development.

     Even if we obtain regulatory approval to market a product:

•	we might not obtain labeling claims necessary to make the product commercially viable (in general, labeling claims define the medical conditions for which a drug product may be marketed, and are therefore very important to the commercial success of a product);

•	we may be required to undertake post-marketing trials to verify the product’s efficacy or safety;

•	we or others may identify side effects after the product is on the market, or we may experience manufacturing problems, either of which could result in subsequent withdrawal of marketing approval, reformulation of the product, additional preclinical testing or clinical trials, changes in labeling of the product or the need for additional marketing applications; and

•	we will be subject to ongoing FDA obligations and continuous regulatory review.

     If we fail to receive marketing approval for our products or lose previously received approvals, our financial results would be adversely affected.

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Even if we obtain marketing approval for our products, they might not be accepted in the marketplace.

     The commercial success of our products will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. If healthcare providers believe that patients can be managed adequately with alternative, currently available therapies, they may not prescribe our products, especially if the alternative therapies are viewed as more effective, as having a better safety or tolerability profile, as being more convenient to the patient or healthcare providers or as being less expensive. For pharmaceuticals administered in an institutional setting, the ability of the institution to be adequately reimbursed could also play a significant role in demand for our products. Even if our products obtain marketing approval, they may not achieve market acceptance. If any of our products do not achieve market acceptance, we will likely lose our entire investment in that product.

Marketplace acceptance will depend in part on competition in our industry, which is intense.

     The extent to which any of our products achieves market acceptance will depend on competitive factors. Competition in our industry is intense, and it is accentuated by the rapid pace of technological development. There are products currently in the market that will compete with the products that we are developing, including chemotherapy drugs for treating cancer and AIDS drugs. As described below, Adolor Corporation is developing a drug that would compete with MNTX, and a European specialty pharmaceutical company is developing an oral formulation of methylnaltrexone. Many of our competitors have substantially greater research and development capabilities and experience and greater manufacturing, marketing, financial and managerial resources than we do. These competitors may develop products that are superior to those we are developing and render our products or technologies non-competitive or obsolete. If our product candidates receive marketing approval but cannot compete effectively in the marketplace, our operating results and financial position would suffer.

One or more competitors developing an opioid antagonist may reach the market ahead of us and adversely affect the market potential for MNTX.

     We are aware that Adolor Corporation, in collaboration with Glaxo Group Limited, or Glaxo, a subsidiary of GlaxoSmithKline plc, is developing an opioid antagonist, Entereg™ (alvimopan), for post-operative ileus, which has completed phase 3 clinical trials, and for opioid bowel dysfunction and chronic constipation, which have completed phase 2 trials. Post-operative ileus is a condition similar to post-operative bowel dysfunction, a condition for which we are developing MNTX. Entereg is further along in the clinical development process than MNTX and is the subject of an application pending with the FDA for marketing approval in the U.S. Additionally, it has been reported that a European specialty pharmaceutical company is in clinical development of an oral formulation of methylnaltrexone for use in opioid-induced constipation. If either of these products reaches the market before our MNTX product, it could achieve a significant competitive advantage relative to our product. In any event, the considerable marketing and sales capabilities of Glaxo may impair our ability to penetrate the market.

Disputes with Cytogen could delay or halt our PSMA programs.

     Our research and development programs relating to vaccine and antibody immunotherapeutics based on PSMA are conducted through a joint venture between Cytogen Corporation and us. This is a 50/50 joint venture, meaning that our ownership rights in the programs, funding obligations and governance rights generally are equal. As a result, for the joint venture to operate efficiently, and for the research and development programs to be adequately funded and staffed and productive, we and Cytogen must be in agreement on strategic and operational matters. There is a significant risk that, as a result of differing views and priorities, there will be occasions when we do not agree on various matters.

     Cytogen’s and our level of commitment to fund the PSMA joint venture is based upon an annual budget and work plan that are developed and approved by the parties. We have in the past experienced

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delays in reaching agreement with Cytogen regarding annual budget issues and strategic and operational matters relating to the joint venture. For example, until recently the joint venture had no approved 2005 budget or work plan because we and Cytogen had not reached agreement with respect to a number of matters relating to the joint venture. In June 2005, the Members reached agreement on a work plan and budget for 2005. If we do not reach an agreement regarding the budget and work plan for future years, we would likely experience delays in advancing the PSMA programs and may need to dissolve the joint venture and abandon the PSMA programs being conducted by the joint venture. We may not reach an agreement with Cytogen on these matters.

If we are unable to negotiate collaborative agreements, our cash burn rate could increase and our rate of product development could decrease.

     We intend to pursue new collaborative agreements. For instance, we are currently in discussions with potential strategic collaborators for MNTX. However, we may not be successful in negotiating additional collaborative arrangements. If we do not enter into new collaborative arrangements, we would have to devote more of our resources to clinical product development and product-launch activities, and our cash burn rate would increase or we would need to take steps to reduce our rate of product development.

If we do not remedy our failure to achieve milestones or satisfy conditions regarding some of our product candidates, we may not maintain our rights under our licenses relating to these product candidates.

     We are required to make substantial cash payments, achieve specified milestones and satisfy other conditions, including filing for and obtaining marketing approvals and introducing products, to maintain our rights under our licenses, including our licenses from UR Labs, Inc. (relating to MNTX), Sloan-Kettering Institute for Cancer Research (relating to GMK) and Columbia University (relating to PRO 542). We may not be able to maintain our rights under these licenses.

     Under our license agreements relating to GMK and PRO 542, we are required, among other things, to have filed for marketing approval for a drug by 2000 and to have commenced commercialization of the drug by 2002 (for GMK) and to have filed for marketing approval by 2001 (for PRO 542). We have not achieved these and other milestones and are unlikely to achieve them soon. We are in a similar position with respect to our license agreement with Aquila Biopharmaceuticals, Inc. concerning QS-21, a component of GMK. If we can establish that our failure to achieve these milestones resulted from technical issues beyond our control or delays in clinical studies that could not have been reasonably avoided, we may be entitled to a revision of these milestone dates. Although we believe that we satisfy one or more of these conditions, we may become involved in disputes with our licensors as to our continued right to a license. In addition, at June 1, 2004 we became obligated under our license agreement with Columbia to pay Columbia $225,000. We have accrued this amount but, pending the outcome of discussions with Columbia regarding this payment and other matters relating to the license, we have not yet paid it.

     If we do not comply with our obligations under our license agreements, the licensors may terminate them. Termination of any of our licenses could result in our losing our rights to, and therefore being unable to commercialize, any related product. We have had discussions with Sloan-Kettering and Columbia to reach agreement on various matters regarding our license agreement with them, including revisions of applicable milestone dates. We may not, however, reach agreement with these licensors in a manner favorable to us.

We have limited manufacturing capabilities, which could adversely impact our ability to commercialize products.

     We have limited manufacturing capabilities, which may result in increased costs of production or delay product development or commercialization. In order to commercialize our product candidates successfully, we or our collaborators must be able to manufacture products in commercial quantities, in compliance with

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regulatory requirements, at acceptable costs and in a timely manner. The manufacture of our product candidates can be complex, difficult to accomplish even in small quantities, difficult to scale-up for large-scale production and subject to delays, inefficiencies and low yields of quality products. The cost of manufacturing some of our products may make them prohibitively expensive. If adequate supplies of any of our product candidates or related materials are not available to us on a timely basis or at all, our clinical trials could be seriously delayed, since these materials are time-consuming to manufacture and cannot be readily obtained from third-party sources.

     We operate pilot-scale manufacturing facilities for the production of vaccines and recombinant proteins. We believe that, for these types of product candidates, these facilities will be sufficient to meet our initial needs for clinical trials. However, these facilities may be insufficient for late-stage clinical trials for these types of product candidates, and would be insufficient for commercial-scale manufacturing requirements. We may be required to expand further our manufacturing staff and facilities, obtain new facilities or contract with corporate collaborators or other third parties to assist with production.

     In the event that we decide to establish a commercial-scale manufacturing facility, we will require substantial additional funds and will be required to hire and train significant numbers of employees and comply with applicable regulations, which are extensive. We may not be able to build a manufacturing facility that both meets regulatory requirements and is sufficient for our clinical trials or commercial-scale manufacturing.

     We have entered into arrangements with third parties for the manufacture of some of our products. Our third-party sourcing strategy may not result in a cost-effective means for manufacturing products. In employing third-party manufacturers, we will not control many aspects of the manufacturing process, including compliance by these third parties with the FDA’s current Good Manufacturing Practices and other regulatory requirements. We may not be able to obtain adequate supplies from third-party manufacturers in a timely fashion for development or commercialization purposes, and commercial quantities of products may not be available from contract manufacturers at acceptable costs.

     PRO 542 is a recombinant protein, which generally involves more complex production methods than small-molecule drugs. Manufacturing PRO 542 is highly challenging, and these challenges could increase the cost of production, delay product development or commercialization or otherwise adversely impact our ability to commercialize PRO 542, should we choose to continue this program.

We are dependent on our patents and other intellectual property rights. The validity, enforceability and commercial value of these rights are highly uncertain.

     Our success is dependent in part on obtaining, maintaining and enforcing patent and other intellectual property rights. The patent position of biotechnology and pharmaceutical firms is highly uncertain and involves many complex legal and technical issues. There is no clear policy involving the breadth of claims allowed, or the degree of protection afforded, under patents in this area. Accordingly, the patent applications owned by or licensed to us may not result in patents being issued. We are aware of other groups that have patent applications or patents containing claims similar to or overlapping those in our patents and patent applications. We do not expect to know for several years the relative strength or scope of our patent position as compared to these other groups. Furthermore, patents that we own or license may not enable us to preclude competitors from commercializing drugs, and consequently may not provide us with any meaningful competitive advantage.

     We own or have licenses to several issued patents. However, the issuance of a patent is not conclusive as to its validity or enforceability. The validity or enforceability of a patent after its issuance by the patent office can be challenged in litigation. Our patents may be successfully challenged. Moreover, we may incur substantial costs in litigation to uphold the validity of patents or to prevent infringement. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, third parties may avoid our patents through design innovation.

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     Also, we can lose the right to patents and other intellectual property licensed to us if the related license agreement is terminated due to a breach by us or otherwise. Some of our patent rights relating to MNTX are derived from a license we have from UR Labs, and some of those rights are derived in turn through license rights UR Labs has acquired. Moreover, some of the patent rights of our joint venture with Cytogen are derived from a license from Cytogen, and some of those rights are derived in turn through license rights Cytogen has acquired. Our and the joint venture’s patent rights are dependent on each of these licenses.

     Generally, we have the right to defend and enforce patents licensed by us, either in the first instance or if the licensor chooses not to do so. In addition, our license agreement with UR Labs regarding MNTX gives us the right to prosecute and maintain the licensed patents. We bear the cost of engaging in some or all of these activities with respect to our license agreements with Sloan-Kettering for GMK, Columbia for PRO 542 and UR Labs for MNTX. With most of our other license agreements, the licensor bears the cost of engaging in all of these activities, although we may share in those costs under specified circumstances. Historically, our costs of defending patent rights, both our own and those we license, have not been material.

     We also rely on unpatented technology, trade secrets and confidential information. Third parties may independently develop substantially equivalent information and techniques or otherwise gain access to our technology or disclose our technology, and we may be unable to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection in the event of unauthorized use or disclosure of confidential information.

If we infringe third-party patent or other intellectual property rights, we may need to alter or terminate a product development program.

     There may be patent or other intellectual property rights belonging to others that will require us to alter our products, pay licensing fees or cease certain activities. If our products infringe patent or other intellectual property rights of others, the owners of those rights could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any action brought against us, and any license required under any rights that we infringe may not be available on acceptable terms or at all. We are aware of intellectual property rights held by third parties that relate to products or technologies we are developing. For example, we are aware of other groups investigating methylnaltrexone and other peripheral opioid antagonists, PSMA or related compounds and CCR5 monoclonal antibodies and of patents held, and patent applications filed, by these groups in those areas. While the validity of these issued patents, patentability of these pending patent applications and applicability of any of them to our programs are uncertain, if asserted against us, any related patent or other intellectual property rights could adversely affect our ability to commercialize our products.

     The research, development and commercialization of a biopharmaceutical often involve alternative development and optimization routes, which are presented at various stages in the development process. The preferred routes cannot be predicted at the outset of a research and development program because they will depend on subsequent discoveries and test results. There are numerous third-party patents in our field, and we may need to obtain a license to a patent in order to pursue the preferred development route of one or more of our products. The need to obtain a license would decrease the ultimate profitability of the applicable product. If we cannot negotiate a license, we might have to pursue a less desirable development route or terminate the program altogether.

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We are dependent on third parties for a variety of functions. These arrangements may not provide us with the benefits we expect.

     We rely in part on third parties to perform a variety of functions. We are party to numerous agreements which place substantial responsibility on clinical research organizations, consultants and other service providers for the development of our products. We also rely on medical and academic institutions to perform aspects of our clinical trials of product candidates. In addition, an element of our research and development strategy is to in-license technology and product candidates from academic and government institutions in order to minimize investments in early research. We may not be able to maintain any of these relationships or establish new ones on beneficial terms. Furthermore, we may not be able to enter new arrangements without undue delays or expenditures, and these arrangements may not allow us to compete successfully.

We lack sales and marketing experience, which will make us dependent on third parties for their expertise in this area.

     We have no experience in sales, marketing or distribution. If we receive marketing approval, we expect to market and sell our products, including MNTX, principally through distribution, co-marketing, co-promotion or licensing arrangements with third parties. We may also consider contracting with a third party professional pharmaceutical detailing and sales organization to perform the marketing function for our products. We currently do not have a marketing partner for MNTX. To the extent that we enter into distribution, co-marketing, co-promotion, detailing or licensing arrangements for the marketing and sale of our products, any revenues we receive will depend primarily on the efforts of third parties. We will not control the amount and timing of marketing resources these third parties devote to our products. In addition, if we market products directly, significant additional expenditures and management resources would be required to develop an internal sales force. We may not be able to establish a successful sales force should we choose to do so.

If we lose key management and scientific personnel on whom we depend, our business could suffer.

     We are dependent upon our key management and scientific personnel. In particular, the loss of Dr. Paul J. Maddon, our Chief Executive Officer and Chief Science Officer, could cause our management and operations to suffer. We have an employment agreement with Dr. Maddon, the initial term of which runs through June 30, 2005, subject to an automatic renewal for an additional period of two years unless either party provides ninety days prior notice of non-renewal. See “Item 11. Executive Compensation – Employment Agreements” in our Annual Report on Form 10-K for the year ended December 31, 2004. Neither we nor Dr. Maddon gave notice of non-renewal. We are currently in discussions with Dr. Maddon regarding the renewal of his employment agreement and expect that the agreement will be renewed. Employment agreements do not, however, assure the continued employment of an employee. We maintain key-man life insurance on Dr. Maddon in the amount of $2.5 million.

     In October 2004, our board of directors elected Paul F. Jacobson and Kurt W. Briner as Co-chairmen of the Board in substitution of Dr. Paul J. Maddon, our Chief Executive Officer, Chief Science Officer and a director. Dr. Maddon’s employment agreement with us contains provisions relating to the chairmanship position. In connection with the renewal of Dr. Maddon’s employment agreement, we intend to clarify that the change in the chairman position is not inconsistent with Dr. Maddon’s employment agreement with us.

     In March 2005, Ronald J. Prentki, who had been our President and a director, resigned as an officer and director. Mr. Prentki had been responsible for our business development, corporate communications, finance, investor relations, legal and manufacturing and preclinical development functions. We have no present intention to fill the executive position vacated by Mr. Prentki. This resignation results in additional demands on Dr. Maddon and our other senior executives.

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     Competition for qualified employees among companies in the biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees. In order to commercialize our products successfully, we may be required to expand substantially our personnel, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and marketing. We may not be successful in hiring or retaining qualified personnel.

If we are unable to obtain sufficient quantities of the raw and bulk materials needed to make our products, our product development and commercialization could be slowed or stopped.

     We currently obtain supplies of critical raw materials used in production of MNTX, GMK and other of our product candidates from single sources. In particular, we rely on single-source third-party manufacturers for the supply of both bulk and finished form MNTX. We have a supply agreement with Mallinckrodt, Inc., our current supplier of bulk-form MNTX, which has an initial term that expires on January 1, 2008. We do not have long-term contracts with any of our other suppliers. In addition, commercialization of GMK requires an adjuvant, QS-21, available only from Antigenics, Inc. Our existing arrangements may not result in the supply of sufficient quantities of our product candidates needed to accomplish our clinical development programs, and we may not have the right or capability to manufacture sufficient quantities of these products to meet our needs if our suppliers are unable or unwilling to do so. Any delay or disruption in the availability of raw materials would slow or stop product development and commercialization of the relevant product.

A substantial portion of our funding comes from federal government grants and research contracts. We cannot rely on these grants or contracts as a continuing source of funds.

     A substantial portion of our revenues to date has been derived from federal government grants and research contracts. Although no new grants or contracts were awarded in the first quarter of 2005, in 2004 we were awarded, in the aggregate, approximately $9.2 million in NIH grants and research contracts in addition to previous years’ awards. We cannot rely on grants or additional contracts as a continuing source of funds. Moreover, funds available under these grants and contracts must be applied by us toward the research and development programs specified by the government rather than for all our programs generally. For example, the $28.6 million contract awarded to us by the NIH in September 2003 must be used by us in furtherance of our efforts to develop an HIV vaccine. The government’s obligation to make payments under these grants and contracts is subject to appropriation by the U.S. Congress for funding in each year. Moreover, it is possible that Congress or the government agencies that administer these government research programs will decide to scale back these programs or terminate them due to their own budgetary constraints. Additionally, these grants and research contracts are subject to adjustment based upon the results of periodic audits performed on behalf of the granting authority. Consequently, the government may not award grants or research contracts to us in the future, and any amounts that we derive from existing grants or contracts may be less than those received to date.

If healthcare reform measures are enacted, our operating results and our ability to commercialize products could be adversely affected.

     In recent years, there have been numerous proposals to change the healthcare system in the U.S. and in foreign jurisdictions. Some of these proposals have included measures that would limit or eliminate payments for medical procedures and treatments or subject the pricing of pharmaceuticals to government control. In some foreign countries, particularly countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In addition, as a result of the trend towards managed healthcare in the U.S., as well as legislative proposals to reduce government insurance programs, third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new drug products. Consequently, significant uncertainty exists as to the reimbursement status of newly approved healthcare products.

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     If we or any of our collaborators succeed in bringing one or more of our products to market, third-party payors may establish and maintain price levels insufficient for us to realize an appropriate return on our investment in product development. Significant changes in the healthcare system in the U.S. or elsewhere, including changes resulting from adverse trends in third-party reimbursement programs, could have a material adverse effect on our operating results and our ability to raise capital and commercialize products.

We are exposed to product liability claims, and in the future we may not be able to obtain insurance against these claims at a reasonable cost or at all.

     Our business exposes us to product liability risks, which are inherent in the testing, manufacturing, marketing and sale of pharmaceutical products. We may not be able to avoid product liability exposure. If a product liability claim is successfully brought against us, our financial position may be adversely affected.

     Product liability insurance for the biopharmaceutical industry is generally expensive, when available at all. We have obtained product liability insurance in the amount of $5.0 million per occurrence, subject to a deductible and a $5.0 million aggregate limitation. In addition, where local statutory requirements exceed the limits of our existing insurance or where local policies of insurance are required, we maintain additional clinical trial liability insurance to meet these requirements. Our present insurance coverage may not be adequate to cover claims brought against us. In addition, some of our license and other agreements require us to obtain product liability insurance. Adequate insurance coverage may not be available to us at a reasonable cost in the future.

We handle hazardous materials and must comply with environmental laws and regulations, which can be expensive and restrict how we do business. If we are involved in a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure.

     Our research and development work and manufacturing processes involve the use of hazardous, controlled and radioactive materials. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials. Despite procedures that we implement for handling and disposing of these materials, we cannot eliminate the risk of accidental contamination or injury. In the event of a hazardous waste spill or other accident, we could be liable for damages, penalties or other forms of censure. In addition, we may be required to incur significant costs to comply with environmental laws and regulations in the future.

Our stock price has a history of significant volatility. You should consider an investment in our stock as risky and invest only if you can withstand a significant loss.

     Between January 1, 2002 and June 6, 2005, our stock price has ranged from $3.82 to $24.40 per share. At times, our stock price has been volatile even in the absence of significant news or developments relating to us. Moreover, the stocks of biotechnology companies and the stock market in general have been subject to dramatic price swings in recent years. Factors that may have a significant impact on the market price of our common stock include:

•	the results of clinical trials and preclinical studies involving our products or those of our competitors;

•	changes in the status of our drug development programs, including delays in clinical trials or program terminations;

•	developments regarding our efforts to achieve marketing approval for our products;

•	announcements or technological innovations or new commercial products by us, our collaborators or our competitors;

•	developments in our relationships with collaborative partners;

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•	developments in patent or other proprietary rights;

•	governmental regulation;

•	changes in reimbursement policies or healthcare legislation;

•	public concern as to the safety and efficacy of products developed by us, our collaborators or our competitors;

•	our ability to fund on-going operations;

•	fluctuations in our operating results; and

•	general market conditions.

Our principal stockholders are able to exert significant influence over matters submitted to stockholders for approval.

     Dr. Maddon and stockholders affiliated with Tudor Investment Corporation together beneficially own or control approximately 28% of our outstanding shares of common stock. These persons, should they choose to act together, could exert significant influence in determining the outcome of corporate actions requiring stockholder approval and otherwise control our business. This control could have the effect of delaying or preventing a change in control of us and, consequently, could adversely affect the market price of our common stock.

Anti-takeover provisions may make the removal of our Board of Directors or management more difficult and discourage hostile bids for control of our company that may be beneficial to our stockholders.

     Our Board of Directors is authorized, without further stockholder action, to issue from time to time shares of preferred stock in one or more designated series or classes. The issuance of preferred stock, as well as provisions in certain of our stock options that provide for acceleration of exercisability upon a change of control, and Section 203 and other provisions of the Delaware General Corporation Law could:

•	make the takeover of Progenics or the removal of our Board of Directors or management more difficult;

•	discourage hostile bids for control of Progenics in which stockholders may receive a premium for their shares of common stock; and

•	otherwise dilute the rights of holders of our common stock and depress the market price of our common stock.

If there are substantial sales of our common stock, the market price of our common stock could decline.

     Sales of substantial numbers of shares of common stock could cause a decline in the market price of our stock. We require substantial external funding to finance our research and development programs and may seek such funding through the issuance and sale of our common stock. The sale by us of common stock in this offering exhausts our existing “shelf” registration statement, and we expect to file shortly after the completion of this offering a new “shelf” registration statement providing for the sale from time to time of additional shares of our common stock. In addition, some of our stockholders are entitled to require us to register their shares of common stock for offer or sale to the public. Also, we have filed Form S-8 registration statements registering shares issuable pursuant to our equity compensation plans. Any sales by existing stockholders or holders of options may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common stock.

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FORWARD-LOOKING STATEMENTS

     Certain statements in this prospectus supplement and the accompanying prospectus constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Included in these forward-looking statements are statements regarding our expectations for beginning or completing clinical trails, submitting to regulatory authorities applications for marketing approvals for our product candidates, raising additional capital and reducing our operating costs if we cannot raise additional funds. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any expected future results, performance or achievements expressed or implied by such forward-looking statements. These factors include, among others, the risk that we will not be able to obtain funding necessary to conduct our operations, the uncertainties associated with product development, the risk that clinical trials will not commence, proceed or be completed as planned, the risk that our products will not receive marketing approval from regulators, the risks and uncertainties associated with the dependence upon the actions of our corporate, academic and other collaborators and of government regulatory agencies, the risk that our licenses to intellectual property may be terminated because of our failure to have satisfied performance milestones, the risk that products that appear promising in early clinical trials do not demonstrate efficacy in larger scale clinical trials, the risk that we may not be able to manufacture commercial quantities of our products, the uncertainty of future profitability and other factors set forth more fully in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein, including those described in this prospectus supplement under the caption “Risk Factors,” to which investors are referred for further information.

     We do not have a policy of updating or revising forward-looking statements, and we assume no obligation to update any forward-looking statements contained or incorporated by reference in this prospectus supplement and the accompanying prospectus as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

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USE OF PROCEEDS

     We estimate that the net proceeds from the sale of the shares of common stock we are offering, after deducting the underwriting discount and estimated expenses payable by us, will be approximately $28.5 million.

     We are offering our common stock at this time to increase our cash reserves in order to fund our operations. We expect to use the net proceeds from this offering:

•	to fund clinical trials of MNTX;

•	to fund clinical trials of other product candidates; and

•	to fund research and development.

     We have not identified precisely the amounts we plan to spend on each of the uses of proceeds listed above, nor have we determined the timing of these expenditures. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including:

•	the results of our research and development and product testing;

•	our potential relationships with in-licensors and collaborators;

•	changes in the focus and direction of our research and development programs;

•	potential acquisitions;

•	the cost of filing, prosecuting, defending and enforcing patent claims;

•	the regulatory approval process; and

•	manufacturing, marketing and other costs associated with commercialization of our products.

     We may also use a portion of the proceeds from this offering to in-license technology, establish research and development collaborations or acquire technology or companies in complementary fields. Although in the ordinary course of our business we engage in discussions regarding these types of transactions, we are not currently a party to any definitive agreement or letter of intent regarding any of these transactions.

     Pending our use of the net proceeds from this offering as described above, we intend to invest the net proceeds in short-term, interest bearing, investment grade securities.

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PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market under the symbol “PGNX.” The following table sets forth, for the periods indicated, the high and low sales price per share of our common stock, as reported on the Nasdaq National Market. Such prices reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	High	Low

Year ended December 31, 2003
First quarter	$7.75	$3.82
Second quarter	15.80	4.38
Third quarter	20.35	13.08
Fourth quarter	20.84	15.75
Year ended December 31, 2004
First quarter	23.45	17.60
Second quarter	20.79	14.85
Third quarter	16.92	8.50
Fourth quarter	18.08	12.25
Year ending December 31, 2005
First quarter	24.40	14.09
Second quarter (through June 9)	20.64	15.76

     On June 9, 2005, the last sale price for our common stock as reported by Nasdaq was $20.48.

DIVIDEND POLICY

     We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business and that no dividends on our common stock will be declared in the foreseeable future.

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CAPITALIZATION

The following table shows:

•	our actual capitalization at March 31, 2005;

•	our pro forma capitalization at March 31, 2005, as adjusted to reflect the issuance and sale by us of 2,000,000 shares of common stock in an underwritten public offering in April 2005 at an offering price of $15.25, and the receipt of $29.4 million of net proceeds therefrom after deducting the underwriting discount and offering expenses; and

•	our pro forma as adjusted capitalization at March 31, 2005, as adjusted to give further effect to our issuance and sale of 1,532,467 shares of common stock in this offering, after deducting the underwriting discount and estimated offering expenses. See “Use of Proceeds.”

	March 31, 2005

	Actual	Pro Forma	Pro Forma As Adjusted

	(in thousands)
Cash, cash equivalents and marketable securities	$23,632	$53,038	$81,513

Stockholders' equity:
Preferred stock, $0.001 par value per share; 20,000,000 authorized; none issued or outstanding	—	—	—
Common stock, $0.0013 par value per share; 40,000,000 authorized; 17,516,298 issued and outstanding, actual; 19,516,298 issued and outstanding, pro forma; and 21,048,765 issued and outstanding pro forma, as adjusted	23	26	28
Additional paid-in capital	156,372	185,775	214,248
Unearned compensation	(2,015)	(2,015)	(2,015)
Accumulated deficit	(132,505)	(132,505)	(132,505)
Accumulated other comprehensive income (loss)	(91)	(91)	(91)

Total stockholders' equity	21,784	51,190	79,665

Total capitalization	$21,784	$51,190	$79,665

     The number of shares of our common stock in the table above as of March 31, 2005, excludes:

•	4,613,163 shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $12.78 per share; and

•	719,440 shares of our common stock available for future issuance under our equity incentive and employee stock purchase plans.

     This table should be read in conjunction with our financial statements and the related notes, which are incorporated by reference into this prospectus supplement and the accompanying prospectus.

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Dilution

     Our net tangible book value as of March 31, 2005 was $21.8 million, or $1.24 per share. Net tangible book value is total tangible assets less total liabilities. Net tangible book value per share is determined by dividing our net tangible book value by the number of shares of our common stock outstanding. Without taking into account any changes in our net tangible book value after March 31, 2005, other than to give effect to the issuance and sale of 2,000,000 shares of our common stock in an underwritten public offering in April 2005, our pro forma net tangible book value at March 31, 2005 would have been $51.2 million, or $2.62 per share. Without taking into account any changes in our pro forma net tangible book value after March 31, 2005, other than to give effect to the issuance and sale of the 1,532,467 shares of our common stock offered by this prospectus supplement and the accompanying prospectus, our pro forma as adjusted net tangible book value at March 31, 2005 would have been $79.7 million, or $3.78 per share. This change in our pro forma as adjusted net tangible book value per share compared to our pro forma net tangible book value per share represents an immediate increase in net tangible book value of $1.16 per share to our existing stockholders as a result of this offering and an immediate dilution in net tangible book value of $15.47 per share to new investors in this offering. The following table illustrates this per share dilution:

Public offering price per share		$19.25
Net tangible book value per share as of March 31, 2005	$1.24
Increase in net tangible book value per share attributable to our offering in April 2005	1.38

Pro forma net tangible book value per share after our offering in April 2005	2.62
Increase in net tangible book value per share attributable to this offering	1.16

Pro forma as adjusted net tangible book value per share as of March 31, 2005 after giving effect to our offering in April 2005 and this offering		3.78

Dilution per share to new investors in this offering		$15.47

     The foregoing table assumes no exercise of outstanding options. See “Capitalization.” The exercise of options could result in further dilution to new investors.

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UNDERWRITING

     We are offering the shares of our common stock described in this prospectus supplement and the accompanying prospectus through UBS Securities LLC, the sole underwriter for this offering. We have entered into an underwriting agreement with the underwriter. Subject to the terms and conditions of the underwriting agreement, the underwriter has agreed to purchase all of the 1,532,467 shares of common stock being offered.

     The underwriting agreement provides that the underwriter must buy all of the shares if it buys any of them.

     Our common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of our common stock by the underwriter; and

•	the underwriter’s right to reject orders in whole or in part.

     In connection with this offering, the underwriter or securities dealers may distribute prospectuses electronically.

COMMISSIONS AND DISCOUNTS

     Shares sold by the underwriter to the public will initially be offered at the initial offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriter to securities dealers may be sold at a discount of up to $0.10 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriter to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the underwriter may change the public offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriter.

     The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriter.

Per share	$0.62

Total	$950,130

     We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions, will be approximately $75,000.

NO SALES OF SIMILAR SECURITIES

     We and our current executive officers and directors have entered into lock-up agreements with the underwriter. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to limited exceptions, offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common stock or securities convertible into or exchangeable or exercisable for our common stock. We are not precluded from filing a registration statement covering the future sale of our common stock. These restrictions will be in effect for a period of 60 days after the date of this prospectus supplement. At any time and without public notice, the underwriter may, in its sole discretion, release some or all of the securities from these lock-up agreements.

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INDEMNIFICATION AND CONTRIBUTION

     We have agreed to indemnify the underwriter and its controlling persons against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriter and its controlling persons may be required to make in respect of those liabilities.

NASDAQ NATIONAL MARKET QUOTATION

     Our common stock is quoted on the Nasdaq National Market under the symbol “PGNX.”

PRICE STABILIZATION, SHORT POSITIONS, PASSIVE MARKET MAKING

     In connection with this offering, the underwriter may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	syndicate covering transactions; and

•	passive market making.

     Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriter of a greater number of shares of common stock than it is required to purchase in this offering, and purchases of shares of common stock in the open market to cover positions created by short sales.

     As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriter at any time. The underwriter may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

     In addition, in connection with this offering, the underwriter may engage in passive market making transactions in our common stock on the Nasdaq National Market prior to the pricing and completion of this offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than these independent bids and effected in response in order flow. Net purchases by a passive market maker on each day are generally limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

AFFILIATIONS

     UBS Securities LLC and its affiliates have provided and may provide certain commercial banking, financial advisory or investment banking services for us for which they receive fees.

     UBS Securities LLC and its affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

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LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York. Certain legal matters will be passed upon for the underwriter by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Exchange Act and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the SEC's Public Reference Room, 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the Public Reference Room. In addition, we are required to file electronic versions of these materials with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants, including us, that file electronically with the SEC.

     We have filed with the SEC a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus supplement and the accompanying prospectus. The prospectus supplement and the accompanying prospectus do not contain all of the information set forth in the Registration Statement and the exhibits to the Registration Statement. For further information with respect to us and our common stock, you should read the Registration Statement, including its exhibits and schedules. Statements contained in this prospectus supplement and the accompanying prospectus, including documents that we have incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each such statement is qualified in all respects by reference to the corresponding exhibit. Copies of the Registration Statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC's Public Reference Room, at the address listed above, or via the EDGAR database.

     The SEC allows us to incorporate by reference information into this prospectus supplement and the accompanying prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information contained directly in this prospectus supplement or the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, File No. 0-23143;

•	Our Quarterly Report on Form 10-Q for the period ended March 31, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated January 14, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated January 14, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated February 25, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated March 2, 2005, File No. 0-23143;

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•	Our Current Report on Form 8-K, dated March 10, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated April 5, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated May 13, 2005, File No. 0-23143;

•	Our Current Report on Form 8-K, dated June 8, 2005, File No. 0-23143; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, dated September 29, 1997, File No. 0-23143, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus supplement and prior to the completion of this offering of our common stock will be deemed to be incorporated by reference into this prospectus supplement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus shall be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement or accompanying prospectus, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus supplement or accompanying prospectus, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus.

     Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus supplement and the accompanying prospectus. Prospective investors may obtain documents incorporated by reference in this prospectus supplement and the accompanying prospectus by requesting them in writing or by telephone from us at our executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591, telephone number (914) 789-2800, Attention: Richard W. Krawiec, Ph.D., Vice President, Investor Relations and Corporate Communications.

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$60,000,000

Common Stock

________________________

     From time to time, we may sell common stock in one or more issuances. This prospectus describes the general manner in which our common stock may be offered using this prospectus. We will specify in the accompanying prospectus supplement the terms of any offering. Our common stock is listed on the Nasdaq National Market under the symbol “PGNX.”

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 1.

     Our common stock may be sold directly by us to investors, through agents designated from time to time or through underwriters or dealers at prices and on terms to be determined at the time of offering. We will set forth the names of any underwriters or agents and any applicable commissions or discounts in the accompanying prospectus supplement. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.” We will also set forth the use of the net proceeds we expect to receive from any sale of our common stock in the accompanying prospectus supplement.

________________________

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

     This prospectus may not be used to offer or sell any securities unless accompanied by a prospectus supplement.

________________________

The date of this prospectus is March 18, 2005.

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You should rely only on the information contained in this prospectus and the accompanying prospectus supplement. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus or the accompanying prospectus supplement. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus and the accompanying prospectus supplement is correct only as of the date of the prospectus supplement relating to the offering, regardless of the time of the delivery of this prospectus and the accompanying prospectus supplement or any sale of these securities.

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ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process we may, from time to time, sell common stock in one or more offerings up to a total dollar amount of $60,000,000. This prospectus describes the general manner in which our common stock may be offered by this prospectus. Each time we sell common stock pursuant to the registration statement we will provide a prospectus supplement that will contain more specific information about the offering and the shares offered. We may also add, update or change in the prospectus supplement any of the information contained in this prospectus. If there is any inconsistency between the information in this prospectus and the accompanying prospectus supplement, you should rely on the information in the prospectus supplement. This prospectus, together with the accompanying prospectus supplement, includes all material information relating to the offering to which the prospectus supplement relates. Please read carefully both this prospectus and the accompanying prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.” This prospectus may not be used to offer to sell, to solicit an offer to buy, or to consummate a sale of our common stock unless it is accompanied by a prospectus supplement.

THE COMPANY

     We are a biopharmaceutical company focusing on the development and commercialization of innovative therapeutic products to treat the unmet medical needs of patients with debilitating conditions and life-threatening diseases. Our principal programs are directed toward symptom management and supportive care, HIV infection and cancer. We do not have any FDA approved products and have not received any revenue from the sale of any of our product candidates under development. The mailing address of our principal executive offices is 777 Old Saw Mill River Road, Tarrytown, New York 10591, and our telephone number is (914) 789-2800.

RISK FACTORS

     An investment in our common stock is speculative in nature and involves a high degree of risk. You should carefully consider the discussion of the material risks of investing in our common stock contained in our Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated by reference in this prospectus, starting on page 21 and in any report subsequently filed by us with the Securities and Exchange Commission and incorporated or deemed to be incorporated by reference in this prospectus, as well as in the accompanying prospectus supplement, in evaluating our company, our business and our prospects.

FORWARD-LOOKING STATEMENTS

     This prospectus, the accompanying prospectus supplement and the documents we have filed with the Securities and Exchange Commission that are incorporated by reference into this prospectus and the accompanying prospectus supplement contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any expected future results, performance, or achievements expressed or implied by such forward-looking statements. These factors include, among others, the uncertainties associated with product development, the risk that clinical trials will not commence or proceed as planned, the risks and uncertainties associated with the dependence upon the actions of our corporate, academic and other collaborators and of government regulatory agencies, the risk that our licenses to intellectual property may be terminated because of our failure to have satisfied performance milestones, the risk that products that appear promising in early clinical trials do not demonstrate efficacy in larger scale clinical trials, the risk that we may not be able to manufacture commercial quantities of our products, the uncertainty of future profitability and other factors set forth more fully in this prospectus, the accompanying prospectus supplement and the documents that are incorporated by reference into this prospectus and the accompanying prospectus supplement, including those described under the caption “Risk Factors,” above and other periodic filings with the Securities and Exchange Commission, to which investors are referred for further information.

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     We do not have a policy of updating or revising our forward-looking statements, and we assume no obligation to update any forward-looking statements contained in, or incorporated by reference in, this prospectus or the accompanying prospectus supplement as a result of new information or future events or developments. Thus, you should not assume that our silence over time means that actual events are bearing out as expressed or implied in such forward-looking statements.

USE OF PROCEEDS

     Unless we indicate otherwise in the accompanying prospectus supplement, we currently intend to use the net proceeds from the sale of our common stock to fund:

•	clinical trials for product candidates;

•	in-licensing of technology and establishment of research and development collaborations;

•	expansion of our research and development and manufacturing facilities; and

•	research and development

     We also plan to use the proceeds for working capital and general corporate purposes, including potential acquisitions of technology or companies in complementary fields.

     We may set forth additional information on the use of net proceeds from the sale of shares of our common stock in a prospectus supplement relating to the specific offering. Pending our use of the net proceeds from this offering as described above, we intend to invest the net proceeds in interest bearing, investment-grade securities.

     The accompanying prospectus supplement may not identify precisely the amounts we plan to spend on each of the uses of proceeds listed above or any other uses of proceeds that we may identify in the prospectus supplement. The amounts actually expended for each purpose may vary significantly depending upon numerous factors, including:

•	the results of our research and development and product testing;

•	our potential relationships with in-licensors and collaborators;

•	changes in the focus and direction of our research and development programs;

•	potential acquisitions;

•	the cost of filing, prosecuting, defending and enforcing patent claims;

•	the regulatory approval process; and

•	manufacturing, marketing and other costs associated with commercialization of our products.

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PLAN OF DISTRIBUTION

     We may sell our common stock through underwriters or dealers, through agents, or directly to one or more purchasers. The accompanying prospectus supplement will describe the terms of the offering of the securities, including:

•	the name or names of any underwriters;

•	the purchase price of the common stock and the proceeds we will receive from the sale;

•	any over-allotment options pursuant to which underwriters may purchase additional securities from us;

•	any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation;

•	any initial public offering price; and

•	any discounts or concessions allowed or reallowed or paid to dealers.

     If underwriters are used in the sale, they will acquire the common stock for their own account and may resell the stock from time to time in one or more transactions at a fixed public offering price or at varying prices determined at the time of the sale. The obligations of the underwriters to purchase the common stock will be subject to the conditions set forth in the applicable underwriting agreement. We may offer the common stock to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Subject to certain conditions, the underwriters will be obligated to purchase all the shares of common stock offered by the prospectus supplement. We may change from time to time the public offering price and any discounts or concessions allowed or reallowed or paid to dealers. We may use underwriters with whom we have a material relationship. We will describe such relationships in the prospectus supplement naming the underwriter and the nature of any such relationship.

     We may sell common stock directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of common stock, and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

     We may provide agents and underwriters with indemnification against civil liabilities related to this offering, including liabilities under the Securities Act, or contribution with respect to payments that the agents or underwriters may make with respect to these liabilities. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

     Rules of the Securities and Exchange Commission may limit the ability of any underwriters to bid for or purchase shares before the distribution of the shares is completed. However, underwriters may engage in the following activities in accordance with the rules:

•	Stabilizing transactions – Underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

•	Over-allotments and syndicate covering transactions – Underwriters may sell more shares of our common stock than the number of shares that they have committed to purchase in any underwritten offering. This over-allotment creates a short position for the underwriters. This short position may involve either “covered” short sales or “naked” short sales. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares in any underwritten offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in

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the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in the offering.

•	Penalty bids – If underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from other underwriters and selling group members who sold those shares as part of the offering.

     Similar to other purchase transactions, an underwriter’s purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of the shares of our common stock may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of shares if it discourages resales of the shares.

     If commenced, the underwriters may discontinue any of the activities at any time.

     Any underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in the common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M, during the business day prior to the pricing of the offering, before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded.

     In compliance with guidelines of the National Association of Securities Dealers, or NASD, the maximum consideration or discount to be received by any NASD member or independent broker dealer may not exceed 8% of the aggregate amount of the securities offered pursuant to this prospectus and any applicable prospectus supplement.

LEGAL MATTERS

     The validity of the common stock being offered hereby will be passed upon for us by Dewey Ballantine LLP, New York, New York.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the SEC’s Public Reference Room, 450 Fifth Street, Suite 1300, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further

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information regarding the Public Reference Room. In addition, we are required to file electronic versions of these materials with the SEC through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933 with respect to the common stock offered by this prospectus and the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement do not contain all of the information set forth in the registration statement and the exhibits and the schedules to the registration statement. For further information with respect to us and our common stock, you should read the registration statement, including its exhibits and schedules. Statements contained in this prospectus and the accompanying prospectus supplement, including documents that we have incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the registration statement, each such statement is qualified in all respects by reference to the corresponding exhibit. Copies of the registration statement and its exhibits are on file at the offices of the SEC and may be obtained upon payment of the prescribed fee or may be examined without charge at the SEC’s Public Reference Room, at the address listed above, or via the EDGAR database.

     The SEC allows us to incorporate by reference information in this prospectus and the accompanying prospectus supplement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and the accompanying prospectus supplement, except for any information superseded by information contained directly in this prospectus and the accompanying prospectus supplement or in any subsequently filed incorporated document. This prospectus and the accompanying prospectus supplement incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our financial condition.

•	Our Annual Report on Form 10-K for the year ended December 31, 2004, File No. 0-23143;

•	Our Current report on Form 8-K, filed on January 14, 2005, File No. 0-23143;

•	Our Current report on Form 8-K, filed on January 14, 2005, File No. 0-23143;

•	Our Current report on Form 8-K, filed on February 25, 2005, File No. 0-23143;

•	Our Current report on Form 8-K, filed on March 2, 2005, File No. 0-23143;

•	Our Current report on Form 8-K, filed on March 10, 2005, File No. 0-23143; and

•	The description of our common stock contained in our Registration Statement on Form 8-A, dated September 29, 1997, File No. 0-23143, including any amendments or reports filed for the purpose of updating such description.

     All documents filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus and prior to the completion of this offering of our common stock will be deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement and to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus or the accompanying prospectus supplement shall be deemed to be modified or superseded for purposes of this prospectus and the accompanying prospectus supplement to the extent that a statement contained in this prospectus or the accompanying prospectus supplement, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be

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deemed, except as so modified or superseded, to constitute a part of this prospectus or the accompanying prospectus supplement.

     Documents incorporated by reference are available from us without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus and the accompanying prospectus supplement. Prospective investors may obtain documents incorporated by reference in this prospectus and the accompanying prospectus supplement by requesting them in writing or by telephone from us at our executive offices at 777 Old Saw Mill River Road, Tarrytown, New York 10591, telephone number (914) 789-2800, Attention: Richard W. Krawiec, Ph.D.

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